UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

__________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

__________________________

AMERICAN UNITED LIFE INSURANCE COMPANY

AUL AMERICAN UNIT TRUST

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Please send all communications, notices and orders to:

Richard M. Ellery, Esq.
American United Life Insurance Company
One American Square
Indianapolis, Indiana 46282
317.285.1588

With copies to:

Frederick H. Sherley, Esq.
Dechert LLP
100 North Tryon Street
Suite 4000
Charlotte, North Carolina 28202
704-339-3151

Application dated June 7, 2010

Page 1 of 19 Sequentially Numbered Pages

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)
American United Life Insurance Company	)
AUL American Unit Trust	)	APPLICATION FOR AN ORDER
	)	OF APPROVAL PURSUANT TO
American United Life Insurance Company	)	SECTION 26(c) OF THE
One American Square	)	INVESTMENT COMPANY ACT
Indianapolis, Indiana 46282)		OF 1940
)
Investment Company Act of 1940)
File No. 812-)

American United Life Insurance Company (“AUL”) and AUL American Unit Trust (“AUL Account”) hereby submit this application for an order of the Securities and Exchange Commission (“Commission”) pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (“1940 Act”), approving the substitution of securities issued by the Vanguard Variable Insurance Fund Small Company Growth Portfolio (cusip-921925889)(the “Substituted Portfolio”) for securities issued by the Vanguard Explorer Fund (cusip-921926101)(the “Removed Portfolio”).

I.           APPLICANTS

A.           AUL

AUL is a stock insurance company existing under the laws of the State of Indiana.  It was originally incorporated as a fraternal society on November 7, 1877, under the laws of the federal government, and reincorporated as a mutual insurance company under the laws of the State of

Indiana in 1933.  It is qualified to do business in 49 states and the District of Columbia.  AUL has its principal business office located at One American Square, Indianapolis, Indiana 46282 and it conducts a conventional life insurance and annuity business.  At December 31, 2009, AUL had statutory assets of $14,839,167,743 and surplus of $758,847,492.

AUL is a wholly owned subsidiary of OneAmerica Financial Partners, Inc., an Indiana stock company, which in turn, is wholly owned by an Indiana-domiciled mutual insurance holding company, American United Mutual Insurance Holding Company.

B.           AUL Account

The AUL Account, established by AUL on August 17, 1989, under procedures established under Indiana law, is registered as a unit investment trust (File Nos. 811-05929, 033-31375) and is used to fund variable annuity contracts issued by AUL.1  The income, gains or losses of the AUL Account are credited to or charged against the assets of the AUL Account without regard to other income, gains or losses of AUL.  AUL owns the assets in the AUL Account and is required to maintain sufficient assets in the AUL Account to meet all AUL Account obligations under the Contracts.  AUL may transfer to its general account assets that exceed anticipated obligations of the AUL Account.  All obligations arising under the Contracts are general corporate obligations of AUL.  AUL serves as sponsor and depositor of the AUL Account.

II.           THE CONTRACTS

A.           Available Portfolios

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1  The registration statement relating to these contracts is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

The AUL Account is currently divided into 419 sub-accounts referred to as Investment Accounts.  Each Investment Account invests exclusively in shares of one of the mutual fund portfolios offered by the fund companies with whom AUL has executed agreements so that the portfolios of those fund companies are eligible to be selected by a Contract Owner as an investment option under a Contract issued by AUL.  Contributions may be allocated to one or more Investment Accounts available under a Contract.2  Not all of the Investment Accounts may be available under a particular Contract and some of the Investment Accounts are not available for certain types of Contracts. Each Contract permits allocations of value to available fixed and variable subaccounts; each variable subaccount invests in a specific investment portfolio of an underlying mutual fund.  The group variable annuity Contracts may allow ongoing contributions that can vary in amount and frequency (“Recurring Contribution Contracts”).  All of the Contracts provide for the accumulation of values on a variable basis, a fixed basis or both.  The Contracts also provide several options for fixed annuity payments to begin on a future date.

B.           Transfers

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2 All of the Contracts are offered for use in connection with retirement plans that meet the requirements of Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986, as amended (“Code”).  Certain federal tax advantages are currently available to retirement plans that qualify as (1) pension or profit-sharing plans established by an employer for the benefit of its employees under Section 401 of the Code, (2) annuity purchase plans sponsored by certain tax-exempt organizations or public school organizations under Section 403(b) of the Code, or (3) certain deferred compensation plans for employees established by a unit of a state or local government or by a tax-exempt organization under Section 457 of the Code (collectively, “Plans”).  Some Contracts may also be made available to plans that do not qualify for favorable tax treatment, such as unfunded deferred compensation plans for highly compensated employees.

A Contract is issued to the person entitled to the ownership rights under the Contract and in whose name the Contract is issued (“Contract Owner” or “Owner”).  A trustee or custodian may be designated to exercise an Owner’s rights and responsibilities under a Contract in connection with a retirement plan that meets the requirements of Section 401, 408 or 457 of the Code.  An administrator, custodian or other person performing similar functions may be designated to exercise an Owner’s responsibilities under a Contract in connection with a 403(b) Plan.

With the exceptions noted below, the AUL Account does not impose any limitations on the number of transfers between Investment Accounts available under a Contract or between Investment Accounts and the Fixed Interest Account3 or impose charges on transfers.  Under certain circumstances, amounts transferred from the Fixed Interest Account to an Investment Account during any given year may not exceed 20% of the Fixed Interest Account’s value as of the beginning of that year.  AUL reserves the right, however, at a future date, to impose a different minimum or maximum transfer amount, to assess transfer charges, to change the limit on remaining balances, to limit the number and frequency of transfers, and to suspend the transfer privilege or the telephone authorization, interactive voice response, or internet based transfers.

C.           Reservation of Right to Substitute Accounts

Each Contract reserves the right, upon notice to Contract Owners and in compliance with applicable law, to add, combine or remove subaccounts, or to withdraw assets from one subaccount and put them into another subaccount.  Each Contract’s prospectus provides that Applicants may add, remove or combine subaccounts or withdraw assets relating to a Contract from one subaccount and put them into another.

III.           THE PORTFOLIOS

Applicants propose to substitute units of the Vanguard Explorer Fund (“VEF”) with units of the Vanguard Variable Insurance Fund Small Company Growth Portfolio (“VVIF”).  Applicants believe that no material differences exist between VEF and VVIF from the perspective of the Contract Owners.  As shown in the table below, the investment objectives and

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3 The Fixed Interest Account is an investment option under the Contracts to which contributions may be allocated for accumulation at rates guaranteed by AUL.

primary risks of the two portfolios are the same, and the investment strategies are substantially similar.  Further, the expense ratio of the VVIF is lower than the expense ratio of VEF and the one, five and ten year performance of the VVIF for the period ended December 31, 2009 is better than that of the VEF over the same period.  While VEF has seven investment advisers and VVIF has two, VVIF’s advisers are both advisers of VEF.

    Of the nine fundamental investment policies listed in the Statements of Additional Information (“SAIs”) of VEF and VVIF, one differs slightly between the two portfolios: VVIF must limit the aggregate value of its holdings of a single issuer (other than U.S. government securities, as defined in the Code) to a maximum of 25% of VVIF’s total assets as of the end of each quarter of the taxable year, while VEF does not have a similar restriction.  The non-fundamental investment policies, as discussed in the SAIs of VEF and VVIF, are substantially similar.

Removed Portfolio4
Vanguard Explorer Fund (cusip-921926101)

Objective:  Long-term capital appreciation.

Principal Investment Strategies:
The Fund invests mainly in the stocks of small companies.  These companies tend to be unseasoned but are considered by the Fund’s advisors to have superior growth potential.  Also, these companies often provide little or no dividend income.  The Fund uses multiple investment advisors.

Primary Risks:  An investment in the Fund could lose money over short or even long periods. You should expect the Fund’s share price and total return to fluctuate within a wide range, like the fluctuations of the overall stock market. The Fund’s performance could be hurt by:
• Stock market risk, which is the chance that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.
• Investment style risk, which is the chance that returns from small-capitalization growth stocks will trail returns from the overall stock market. Historically, small-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently.
• Manager risk, which is the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.

Total Annual Fund Operating Expenses:  0.54%

Average Annual Total Returns for Periods Ended December 31, 2009
1 Year                                5 Years10 Years
36.21%                                0.44%3.35%

Substituted Portfolio5

Vanguard Variable Insurance Fund Small Company Growth Portfolio (cusip-921925889)

Objective:  Long-term capital appreciation.

Principal Investment Strategies:  The portfolio invests at least 80% of its assets primarily in common stocks of smaller companies.  These companies tend to be unseasoned but are considered by the Portfolio’s advisors to have superior growth potential.  Also, these companies often provide little or no dividend income.  The Portfolio’s 80% policy may be changed only upon 60 days’ notice to shareholders.  The Portfolio uses multiple investment advisors.

Primary Risks:  An investment in the Portfolio could lose money over short or even long periods. You should expect the Portfolio’s share price and total return to fluctuate within a wide range, like the fluctuations of the overall stock market. The Portfolio’s performance could be hurt by:
• Stock market risk, which is the chance that stock prices overall will decline. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices.
• Investment style risk, which is the chance that returns from small-capitalization growth stocks will trail returns from the overall stock market. Historically, small-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently.
• Manager risk, which is the chance that poor security selection or focus on securities in a particular sector, category, or group of companies will cause the Portfolio to underperform relevant benchmarks or other funds with a similar investment objective.

Total Annual Fund Operating Expenses:  0.40%

Average Annual Total Returns for Periods Ended December 31, 2009
1 Year                                5 Years10 Years
39.38%                                0.50%                      4.47%

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4 The information in this table was transcribed as it appears in the registration statement dated February 24, 2010, File Nos. 811-01530, 002-27203.  This registration statement is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

5 The information in this table was transcribed as it appears in the registration statement dated April 30, 2010, File Nos. 811-05962, 033-32216.  This registration statement is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

    Applicants submit that the foregoing demonstrates that no material difference exists between the Removed Portfolio and the Substituted Portfolio; both invest in small company stocks using a growth strategy and share the same primary risks.  Accordingly, Applicants believe that the Contract Owners have a reasonable continuity in their investment expectation.

As of October 31, 2009, VEF had assets of approximately $7,929,000,000.  As of December 31, 2009, VVIF had assets of approximately $566,000,000.  Applicants believe that both VEF and VVIF hold sufficient assets such that the Substitution should be immaterial to portfolio management.

IV.           REASONS FOR THE SUBSTITUTION

A.           Efficiency

           The proposed Substitution will strengthen the fund offerings within the Contracts’ fund lineup.  Applicants expect the proposed Substitution to provide benefits to the Contract Owners including a better performing, lower cost portfolio.  Vanguard has been consulted about the proposed Substitution and has no objection to it.

After the Substitution, Contract Owners will continue to be able to select among portfolios with a full range of investment objectives, investments strategies and risks.

B.           Expense Ratio

As set forth in the Prospectuses of the Substituted Portfolio and Removed Portfolio, the Substituted Portfolio has a lower total expense ratio (0.40%) than the Removed Portfolio (0.54%).  Neither the Substituted Portfolio nor the Removed Portfolio pays fees pursuant to Rule 12b-1 of the Act.  Detailed expense information is set forth below.  By reducing expenses, Applicants are offering Contract Owners and prospective investors a similarly managed option as a reduced cost.

	Management Expenses	12b-1 Distribution Fee	Other Expenses	Total Annual Operating Expenses
Removed Portfolio, Investor Shares	0.50%	None	0.04%	0.54%
Substituted Portfolio	0.35%	None	0.05%	0.40%

C.           Performance

According to Vanguard, the Substituted Portfolio has outperformed the Removed Portfolio over the last one, five and ten year periods for the period ended December 31, 2009.  In these time periods, respectively, the Substituted Portfolio has returned 39.38%, 0.50% and 4.47%, while the Removed Portfolio has returned 36.21%, 0.44% and 3.35%, each before taxes.

V.           THE SUBSTITUTION

The proposed Substitution will take place at each Portfolio’s relative net asset values determined on the date of the Substitution in accordance with Section 22 of the 1940 Act and Rule 22c-1 thereunder with no change in the amount of any Contract Owner’s cash value of his or her investment in any of the subaccounts.  Accordingly, there will be no financial impact on any Contract Owner.  The Substitution will be effected by having the subaccount that invests in the Removed Portfolio redeem its shares at the net asset value calculated on the date of the Substitution and purchase shares of the Substituted Portfolio at the net asset value calculated on the same date.

The Substitution will be described in detail in a written notice mailed to Contract Owners.  The notice will inform Contract Owners of Applicants’ intent to implement the Substitution and describe the Substitution, the reasons for engaging in the Substitution and how the Substitution will be implemented.  The notice will be mailed to all Contract Owners at least 30 days prior to the Substitution and will inform affected Contract Owners that they may transfer assets from the subaccount investing in the Removed Portfolio at any time after receipt of the notice, and from the subaccount investing in the Substituted Portfolio for 30 days after the Substitution, to any subaccounts investing in other portfolios available under their respective Contracts without the imposition of any transfer charge or limitation and without diminishing the number of free transfers that may be made in a given contract year.  A supplement will be filed with the Commission for the current prospectus containing the information to be included in the notice.

Each Contract Owner will be provided a prospectus for the Substituted Portfolio.  Within five business days after the Substitution, Applicants will send each affected Contract Owner written confirmation that the Substitution has occurred.

Applicants will pay all expenses and transaction costs of the Substitution, including all legal, accounting and allocated brokerage expenses relating to the Substitution.  No costs will be borne by the Contract Owners.  Affected Contract Owners will not incur any fees or charges as a result of the Substitution, nor will their rights or the obligations of Applicants under the Contracts be altered in any way.  The Substitution will not cause the fees and charges under the Contracts currently being paid by Contract Owners to be greater after the Substitution than before the Substitution.  The Substitution will have no adverse tax consequences to Contract Owners and will in no way alter the tax benefits to Contract Owners.

VI.           APPLICABLE LAW

A.           Requirements of Section 26(c)

Section 26(c) of the 1940 Act requires that the depositor or trustee of a registered unit investment trust holding the securities of a single issuer to obtain approval from the Commission before substituting other securities for the securities held by the trust.  Specifically, Section 26(c) states:

It shall be unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission shall have approved such substitution.  The Commission shall issue an order approving such substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

Section 26(c) was added to the 1940 Act by the Investment Company Act Amendments of 1970 (“1970 Amendments”).  Prior to the enactment of the 1970 Amendments, the 1940 Act requires depositor of a unit investment trust to notify the shareholders of a unit investment trust within five (5) days after a substitution of the underlying securities.  In 1966, the Commission, concerned with the high sales charges then common to most unit investment trusts and the disadvantageous position in which such charges placed investors who did not want to remain invested in the substituted portfolio, recommended that Section 26 be amended to require prior Commission approval of a proposed substitution.

Congress responded to the Commission’s concerns by enacting Section 26(c), which requires that the Commission approve all substitutions by the depositor of investments held by registered unit investment trusts holding the securities of a single issuer.  The Senate report on the bill explained the purpose of the amendment as follows:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer, notification to shareholders does not provide adequate protection since the only relief available to shareholders, if dissatisfied, would be to redeem their shares.  A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load.  The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution.  The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the act.6

The proposed Substitution of shares held by the AUL Account, as described above, may be deemed to involve a substitution of securities within the meaning of Section 26(c) of the 1940 Act.  The Applicants therefore request an order from the Commission pursuant to Section 26(c) approving the proposed Substitution.

B.           Basis for Requested Order of Approval

Each Contract expressly reserves to the Applicants the right, subject to compliance with applicable law, to change or add investment companies and add or remove Investment Accounts.  The prospectus describing the Contracts contains appropriate disclosure of this right.  For

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6 S. Rep. No. 91-184, at 41 (1969).

example, the prospectus for the AUL Account states, “AUL reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Variable Account or any Investment Account or that the Variable Account or any Investment Account may purchase.”  Comparable language appears in the Contracts.

Substitutions have been common where the substituted portfolio has investment objectives and policies that are similar to those of the removed portfolio, current expenses that are similar to those of the removed portfolio and performance that is similar to or better than that of the removed portfolio.7

The investment objective and primary risks of the Substituted Portfolio is the same as that of the Removed Portfolio and the investment strategies of the two are nearly identical; thus, Contract Owners will have reasonable continuity in investment expectations.  Accordingly, the Substituted Portfolio is an appropriate investment vehicle for those Contract Owners who have Contract values allocated to the Removed Portfolio.  Further, the Substituted Portfolio has lower expenses and better historical performance than that of the Removed Portfolio.

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7  See, e.g., MetLife Insurance Company of Connecticut, et al., 1940 Act Rel. Nos. 29190 (Mar. 25, 2010) (notice) and 29211 (Apr. 20, 2010) (order); Integrity Life Insurance Company, et al., 1940 Act Rel. Nos. 29171 (Mar. 10, 2010) (notice) and 29204 (Apr. 7, 2010) (order); Nationwide Life Insurance Company, et al., 1940 Act Rel. Nos. 28767 (June 12, 2009) (notice) and 28815 (July 8, 2009) (order); Integrity Life Insurance Company, et al., 1940 Act Rel. Nos. 27677 (Jan. 24, 2007) (notice) and 27738 (Feb. 23, 2007) (order); MONY Life Insurance Company of American, et al., 1940 Act Rel. Nos. 27909 (July 24, 2007) (notice) and 27929 (Aug. 17, 2007) (order); John Hancock Life Insurance Company (U.S.A.), et al., 1940 Act Rel. Nos. 27752 (Mar. 19, 2007) (notice) and 27781 (Apr. 16, 2007) (order); Sun Life Assurance Company of Canada (U.S.), et al., 1940 Act Rel. Nos. 27651 (Dec. 29, 2006) (notice) and 27688 (Jan. 25, 2007) (order); Annuity Investors Lie Insurance Company, et al., 1940 Act Rel. Nos. 27546 (Nov. 6, 2006) (notice) and 27589 (Dec. 4, 2006) (order); AXA Equitable Life Insurance Company, et al., 1940 Act Rel. Nos. 27526 (Oct. 24, 2006) (notice) and 27556 (Nov. 17, 2006) (order); MONY Life Insurance Company of America, et al., 1940 Act Rel. Nos. 27516 (Oct. 12, 2006) (notice) and (27545) (Nov. 3, 2006).

In connection with assets held under the Contracts affected by the Substitution, Applicants will not receive any direct or indirect benefits from the Substituted Portfolio, its advisors or underwriters (or its affiliates) at a rate higher than that which they had received from the Removed Portfolio, its advisors or underwriters (or its affiliates).  It is worth noting that both the Removed Portfolio and the Substituted Portfolio are from a fund family (Vanguard) that is unaffiliated with Applicants, so there is no incentive or reason to contemplate such benefits.  Applicants represent and warrant that the Substitution and the selection of the Substituted Portfolio were not motivated by any financial consideration paid or to be paid by the Substituted Portfolio, its advisors or underwriters or its respective affiliates.

The Substitution will not result in the type of costly forced redemption that Section 26(c) was intended to guard against because the Contract Owner will continue to have the same type of investment choice, with better potential returns and lower expenses and will not otherwise have any incentive to redeem their shares or terminate their Contracts.

The purposes, terms and conditions of the proposed Substitution are consistent with the protection of investors, and the principles and purposes of Section 26(c), and do not entail any of the abuses that Section 26(c) is designed to prevent.

(1)           The Substituted Portfolio has better historical performance than the Removed Portfolio.

(2)           The current total annual operating expenses and management fee of the Substituted Portfolio are lower than those of the Removed Portfolio.

(3)           The Substituted Portfolio is an appropriate portfolio to move Contract Owners’ values currently allocated to the Removed Portfolio because the portfolios have the same objectives and risks and very similar strategies.

(4)           All costs of the Substitution, including any allocated brokerage costs, will be borne by Applicants and will not be borne by Contract Owners.  No charges will be assessed to effect the Substitution.

(5)           The Substitution will be at the net asset value of the respective portfolio shares without the imposition of any transfer or similar charge and with no change in the amount of any Contract Owners’ values.

(6)           The Substitution will not cause the fees and charges under the Contracts currently being paid by the Contract Owners to be greater after the Substitution than before the Substitution and will result in Contract Owners Contract values being moved to a portfolio with lower current total annual operating expenses.

(7)           Notice of the proposed Substitution will be mailed to all Contract Owners at least 30 days prior to the Substitution,  All Contract Owners will have an opportunity at any time after receipt of the notice of the Substitution and for 30 days after the Substitution to transfer Contract account value affected by the Substitution to other available subaccounts without the imposition of any transfer charge or limitation and without being counted as one of the Contract Owner’s free transfers in a contract year.

(8)           Within five business days after the Substitution, Applicants will send to their affected Contract Owners a written confirmation that the Substitution has occurred.

(9)           The Substitution will, in no way, alter the terms of the Contracts or the obligations of Applicants under them.

(10)           The Substitution will have no adverse tax consequences to Contract Owners and will, in no way, alter the tax benefits to Contract Owners.

VII.           REQUEST FOR ORDER

The Applicants request a Commission order, pursuant to Section 26(c), approving the substitution of the Substituted Portfolio for the Removed Portfolio.  Section 26(c), in pertinent part, provides that the Commission shall issue an order approving Substitutions of securities if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants request an order of the Commission, to the extent necessary, approving the proposed Substitution pursuant to Section 26(c).  The Applicants submit, for all the reasons stated herein, that their request for approval meets the standards set out in Section 26(c) and should, therefore, be granted.

VIII.           AUTHORIZATIONS AND SIGNATURES – AU L AND AUL ACCOUNT

Under the current By-Laws of AUL, its business and affairs are to be conducted by the Executive Committee on behalf of the Board of Directors of AUL.  The business and affairs of the AUL Account, as a unit investment trust, are conducted by AUL, as depositor, pursuant to AUL’s By-Laws.  Attached as Exhibit A are resolutions adopted by the Board of Directors of AUL authorizing the appropriate officers to prepare, execute and file with the Commission this Application.  Pursuant to Rule 0-2(c)(1) under the 1940 Act, AUL, as the legal owner of the assets of the AUL Account hereby states that all requirements for the execution and filing of this Application in the name of an on behalf of AUL and the AUL Account have been taken and the person signing and filing on behalf of AUL and the AUL Account is Dayton H. Molendorp, President and Chief Executive Officer of AUL, who is fully authorized to so sign and file.

American United Life Insurance Company, on behalf of itself and AUL American Unit Trust have caused this Application to be duly signed in Indianapolis, Indiana on the 7th day of June, 2010.

American United Life Insurance Company

By:           /s/ Dayton H. Molendorp
    Dayton H. Molendorp
    President and Chief Executive Officer

AUL American Unit Trust

By:           /s/ Dayton H. Molendorp
    Dayton H. Molendorp
    President and Chief Executive Officer

 --           EXHIBITS

  EXHIBIT A

WRITTEN CONSENT IN LIEU OF A MEETING OF THE DIRECTORS OF AMERICAN UNITED LIFE INSURANCE COMPANY

   RESOLVED, That the undersigned, being a majority of Board o f Directors does hereby authorize and direct the officers of the Corporation to execute and file with the Securities and Exchange Commission (the "SEC") an Application for an Order of Approval Pursuant to Section 26(c) of the Invement
    Company Act of 1940 allowing for the Vanguard Variable Insurance  Fund Small Company Growth Portfolio to replace the Vanguard Explorer Fund as an investment option in the unit investment trust that is used to fund variable annuity contracts issued by American United Life and administered by the Retirement
    Services Division;

   FURTHER RESOLVED, That the Board of Directors does hereby authorize Richard M. Ellery, Associate General Counsel & Investment Adviser Chief
    Compliance Officer, to make  such alterations and changes in the aforementioned Application as he may deem appropriate or as may be requested by the
    SEC in order to secure and Order from the SEC allowing the requested substitution.

Dated: June 7, 2010

/s/ Dayton H. Molendorp
Director
/s/ J. Scott Davison
Director
/s/ Constance E. Lund
Director
/s/ Mark C. Roller
Director
/s/ G. David Sapp
Director
/s/ Thomas M. Zurek
Director

EXHIBIT B

AUTHORIZATION

Pursuant to Rule 0-2(C)(1) of the Investment Company Act of 1940, American United Life Insurance Company and AUL American Unit Trust hereby state that pursuant to his position as Associate General Counsel of American United Life Insurance Company the undersigned Richard M. Ellery, is authorized to file this Application in its name and on their behalf.

American United Life Insurance Company

By:	/s/Richard M. Ellery
Richard M. Ellery

AUL American Unit Trust

By:	/s/Richard M. Ellery
Richard M. Ellery

EXHIBIT C

Application Pursuant to Section 26(c) of the Investment Company
Act of 1940 for an Order of the Commission

State of Indiana                               )                      SS
County of Marion                            )

The undersigned states that he has duly executed the attached application for an order of the Securities and Exchange Commission pursuant to Section 26(c) of the Investment Company Act of 1940, as dated June 7, 2010 for and on behalf of American United Life Insurance Company and AUL American Unit Trust, that he is the Chairman, President and Chief Executive Officer of American United Life Insurance Company, and that all action by stockholders, policyholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Dayton H. Molendorp
Dayton H. Molendorp
Chairman, President and Chief Executive Officer

Subscribed and sworn before me, a notary public this 7th day of June, 2010.

/s/ Terri E. Miller
Notary Public

[Official Seal]

Terri E. Miller
Notary Public Seal State of Indiana
Marion County
My Commission Expires 06/24/2016